draft
Manuel Garciadiaz manuel.garciadiaz@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com

January 6, 2023

Re:	DLocal Limited Form 20-F for the Fiscal Year Ended December 31, 2021 Filed May 2, 2022 File No. 001-40451S

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attn: Linda Cvrkel
Rufus Decker

Ladies and Gentlemen:

On behalf of our client, DLocal Limited (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated December 7, 2022 (the “Comment Letter”). On May 2, 2022, the Company publicly filed an Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (the “Annual Report”) via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the Company’s response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages in the filed version of the Annual Report. We have included as exhibits to this letter the proposed changes that the Company expects to include in future filings.

Item 4. Information on the Company
B. Business Overview, page 61

1.       You disclose the metric "net revenue retention" or "NRR" on page 64 and elsewhere in your filing. Please revise your presentation of this metric to provide a clear definition of the metric and how it is calculated, a statement indicating why the metric is useful to investors, and a statement indicating how management uses the metric in managing or monitoring your performance. Refer to SEC Release No. 33-10751.

Response: The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that it has included a definition of “net revenue retention” or “NRR” in certain other filings with the SEC, such as the Company’s quarterly earnings releases furnished on Form 6-K, but acknowledges that no such definition was included in the Annual Report. The Company advises the Staff that in future filings (including in the Company’s annual report on Form 20-F for the year ended December 31, 2022) the Company intends to include the specified information. The Company expects to include such information in the section titled “Presentation of Financial and Other Information” in its next annual report on Form 20-F. The Company’s disclosure will be substantially consistent with the disclosures included in Exhibit A hereto.

C. Organizational Structure
Our Corporate Reorganization, page 87

2.       The number of your outstanding Class A and Class B shares as disclosed on pages 87 and 120 are inconsistent with the number disclosed on page F-36 of your financial statements in Note 13. Please reconcile and revise these disclosures.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company reconciled the number of its outstanding shares and information about the total amount of shares and share capital is correct in all respective sections of the Company’s Annual Report. Nevertheless, the Company acknowledges that Note 13 to its Consolidated Financial Statements for the years ending December 31, 2021, 2020 and 2019 did not consider the one-to-one conversion of Class B common shares to Class A common shares that occurred in October 2021. The Company advises the Staff that a materiality assessment was performed, considering both quantitative and qualitative factors, and concluded that such inconsistency is not material mainly due to the fact that, as both classes have identical economic rights, only the total number of shares is used to calculate the Earnings Per Share, and no other metrics relevant for the users of the Financial Statements is affected. The Company intends to revise its disclosure in future filings substantially consistent with the presentation set forth in Exhibit B.

Item 5. Operating and Financial Review and Prospects
Key Business Metrics, page 88

3.       When you present Adjusted EBITDA and/or Adjusted EBITDA margin here and elsewhere in your filings, please also present your IFRS profit and profit margin with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Adjusted EBITDA and Adjusted EBITDA margin are treated by the Company as IFRS measures, as explained in section “Presentation of Financial and Other Information – Special Note Regarding Adjusted EBITDA and Adjusted EBITDA Margin” of the body of the Company’s Annual Report.

Nevertheless, in response to the Staff’s comment, the Company intends to present in its future filings of the annual report on Form 20-F profit for the year and profit margin with equal prominence to the presentation of Adjusted EBITDA and/or Adjusted EBITDA margin. The Company’s disclosure will be substantially consistent with the disclosures included in Exhibit C hereto.

Consolidated Financial Statements
5. Segment Reporting, page F-28

4.       Revenues arise from operations in more than twenty countries where merchant customers are based. To the extent that revenues from external customers attributed to an individual foreign country are material, please separately disclose those revenues. In addition, also disclose non-current assets located in your country of domicile and in all other foreign countries in total. If assets in an individual country are material, those assets should also be separately disclosed. Refer to paragraphs 33(a) and (b) of IFRS 8.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that an assessment of the applicable required information of IFRS 8 paragraph 33 was performed when preparing

January 6, 2023	2

the Company’s annual consolidated financial statements and information considered relevant about geographies was included in Note 5. Segment Reporting. Such disclosures are consistent with the information reviewed by the Company's Chief Operating Decision Maker who reviews the performance of the Company's business with information by merchant and region (Latin America and Asia and Africa). The Company has global agreements with international merchants that choose to process payments with the Company in the countries of their preference. The Company’s commercial teams are internally organized by merchant and not by country, and the Company does not set revenue or other key metrics objectives by country. The Company offers all the emerging countries where it operates to their merchants indistinctly and the country revenue mix is a result of the strategy of the merchants.

Nevertheless, in future filings of the annual report on Form 20-F, the Company intends to present additional information related to revenues from external customers attributed to foreign countries exceeding 10% of consolidated Revenues during the last year to enhance the disclosure on the Company’s geographical diversification. Revenues are attributed to these countries based on the country where payments from/to merchant customers are processed. The Company also advises the Staff that it does not have any material non-current asset located in the country of domicile of the Company and material non-current assets in other foreign countries are detailed in Note 20 to the annual consolidated financial statements. The Company’s disclosure in future filings will be substantially consistent with the disclosures included in Exhibit D hereto (which is expected to include the revenue amount per each country specified in such Exhibit).

14. Cash and Cash Equivalents, page F-38

5.       Merchant client funds are included in cash and cash equivalents on your consolidated balance sheet and statements of cash flows. You state that these amounts correspond to freely available funds collected from merchant customers that can be invested in secure, liquid low-risk assets, until they are transferred to merchants in accordance with agreed conditions with them. Please explain the terms and conditions under which these funds are required to be transferred to merchants including the related timeframe over which the transfers must occur. Additionally, since it appears that you are holding these funds on behalf of your merchant clients, please explain why you believe it is appropriate to include them in cash and cash equivalents in your consolidated financial statements. Refer to paragraphs 6 and 7 of IAS 7.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that merchant client funds are received and held in separate bank accounts that are established for managing merchant client funds. Merchant client funds are held in the emerging countries in which the Company operates and at the Company’s operating companies in Malta and the United Kingdom. The accounts into which the Company receives and holds merchant client funds also contain amounts representing fees attributable to the Company which are reconciled and transferred from such accounts to the Company’s own accounts on a periodical basis.

The Company negotiates and agrees the settlement periods in which the merchant funds are paid considering, among other things, the period of time it takes the Company to collect the funds from the users, which is based on the payment methods of each country. This settlement period could range from one day to 30 days and the payment to the merchant is not contractually restricted to the collection from the payments methods.

As previously mentioned, merchant client funds are received and held in separate bank accounts that are established for managing merchant client funds. The legal ownership of those bank accounts is of dLocal and its subsidiaries and such accounts can be accessed by the Company on demand. Additionally, merchant client funds may be invested in short-term highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. The Company

January 6, 2023	3

considered paragraphs 6 and 7 of IAS 7 and determined merchant customer assets should be presented in cash and equivalents when considering the following:

•	dLocal and its subsidiaries are the legal owners of bank accounts established to hold merchant customer funds;

•	dLocal and its subsidiaries may access such funds on demand (i.e., the Company’s ability to access such accounts is unrestricted); and

•	The Company may hold merchant customer funds in cash or short-term, low risk, highly liquid assets that are subject to an insignificant market risk.

Consequently, it is appropriate to disclose merchant client funds in cash and cash equivalents in our consolidated financial statements, in accordance with the definitions and requirements of IAS 7 paragraphs 6 and 7.

The Company will include the additional disclosures proposed above in its future filings of its annual report on Form 20-F.

Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com or Drew Glover at 650 752 2052 or drew.glover@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

Manuel Garciadiaz

cc: Diego Cabrera Canay, Chief Financial Officer, DLocal Limited

January 6, 2023	4

Exhibit A

Set forth below are the definitions of the “net revenue retention rate” or “NRR” metric, how NRR is calculated and a statement indicating why the metric is useful to investors and how management uses the metric in managing or monitoring our performance, which we expect to include in future filings under the caption “Presentation of Financial and Other Information.”

Net Retention Rate or “NRR”

Net Revenue Retention Rate or “NRR” is a U.S. dollar-based measure of retention and growth of our merchants. We calculate the NRR for a period or year by dividing the Current Period/Year Revenue by the Prior Period/Year Revenue. The Prior Period/Year Revenue is the revenue billed by us to all our customers in the prior period. The Current Period/Year Revenue is the revenue billed by us in the current period to the same customers included in the Prior Period/Year Revenue. Current Period/Year Revenue includes revenues from any upselling and cross-selling across products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, in respect of such merchant customers, and excludes revenue from new customers on-boarded in the preceding twelve months.

As most of dLocal revenues come from existing merchants, the NRR rate is a key metric used by management, and we believe useful for investors in order to assess retention of existing customers and growth in revenues from our existing customer base.

Exhibit B

13.       Capital Management

(a)       Share capital and capital reserve

Authorized shares, as well as issued and fully paid up shares, are presented below:

	2021		2020
	Amount	USD	Amount	USD
Authorized Shares of USD 0.002 USD each
Class A common shares	1,000,000,000	2,000	—	—
Class B common shares	250,000,000	500	—	—
Undesignated shares	250,000,000	500	—	—
Authorized Shares of USD 1.1211 USD each
Common shares	—	—	618,363	693
	1,500,000,000	3,000	618,363	693
Issued and Fully Paid Up Shares of USD 0.002 each
Class A Common Shares	160,974,249	322	268,598,000	602
Class B Common Shares	134,054,192	268	—	—
	295,028,441	590	268,598,000	602
Share Capital evolution
Share Capital as at January 1	268,598,000	602	268,598,000	602
Issue of common shares at USD 1.1211	19,906,000	45	—	—
Par value change	—	(70)	—	—
Issue of common shares at the IPO	4,411,765	9	—	—
Warrant exercise	2,112,676	4	—	—
Share capital as of December 31	295,028,441	590	268,598,000	602

Exhibit C

Item 5. Operating and Financial Review and Prospects
Key Business Metrics

We review the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions:

	2021	2020	2019
TPV(1)	6,049,044	2,064,789	1,287,713
Revenues	244,120	104,143	55,289
Adjusted EBITDA(2)	99,157	41,931	20,070
Adjusted EBITDA Margin(3)	40.6%	40.3%	36.3%
Profit for the year	77,853	28,187	15,602
Profit Margin(4)	31.9%	27.1%	28.2%

(1)	For information on how we define TPV, see “Presentation of Financial and Other Information-TPV.”

(2)	For information on how we define Adjusted EBITDA, see “Presentation of Financial and Other Information-Special Note Regarding Non-GAAP Financial Measures.”

(3)	For information on how we define Adjusted EBITDA Margin, see “Presentation of Financial and Other Information-Special Note Regarding Non-GAAP Financial Measures.”

(4)	Profit Margin results from dividing Revenues by Profit for the year reported in our Consolidated Statements of Comprehensive Income for the years-ended December 31, 2021, 2020 and 2019.

We have included below a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to profit for the periods presented.

	For the Years Ended December 31,
	2021	2020	2019
Profit for the year	77,853	28,187	15,602
Income tax expense	7,647	3,231	2,221
Inflation adjustment	334	(38)	(10)
Interest charges on leases	142	20	30
Interest income from financial assets at FVPL	(2,556)	(443)	(217)
Fair value losses / (gains) on financial assets at FVPL	16	(9)	(56)
Other operating (gain) / loss	(2,896)	2,896	—
Other finance expense	402	(3)	(6)
Impairment loss / (gain) on financial assets	33	(808)	807
Depreciation and amortization	4,747	992	409
Secondary offering expenses(1)	5,158	453	574
Transaction costs(2)	687	158	—
Share-based payment non-cash charges, net of forfeitures	7,590	7,295	716
Adjusted EBITDA	99,157	41,931	20,070

Revenues	244,120	104,143	55,289
Adjusted EBITDA	99,157	41,931	20,070
Adjusted EBITDA Margin	40.6%	40.3%	36.3%
Profit Margin	31.9%	27.1%	28.2%

(1)	Corresponds to expenses assumed by dLocal in relation to a secondary offering of its shares.

(2)	Corresponds to costs related to the acquisition of PrimeiroPay explained in Note 20: Intangible Assets and costs related to the potential acquisition of business (whether the acquisition is completed or not).

Consolidated Financial Statements
5. Segment Reporting

Adjusted EBITDA and Adjusted EBITDA Margin

The Executive Team assesses the financial performance of the Group’s sole segment by Revenues, Adjusted EBITDA and Adjusted EBITDA Margin. The Adjusted EBITDA is defined as the consolidated profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding the changes in fair value of financial assets and derivative financial instruments carried at fair value through profit or loss, impairment gain/loss on financial assets, transaction costs, share-based payment non-cash charges, secondary offering expenses and inflation adjustment. The Group defines Adjusted EBITDA Margin as the Adjusted EBITDA divided by consolidated revenues.

The Group reconciles the segment’s performance measure to profit for the year as presented in the Consolidated Statement of Comprehensive Income as follows:

	For the Years Ended December 31,
	2021	2020	2019
Profit for the year	77,853	28,187	15,602
Income tax expense	7,647	3,231	2,221
Inflation adjustment	334	(38)	(10)
Interest charges on leases	142	20	30
Interest income from financial assets at FVPL	(2,556)	(443)	(217)
Fair value losses / (gains) on financial assets at FVPL	16	(9)	(56)
Other operating (gain) / loss	(2,896)	2,896	—
Other finance expense	402	(3)	(6)
Impairment loss / (gain) on financial assets	33	(808)	807
Depreciation and amortization	4,747	992	409
Secondary offering expenses(1)	5,158	453	574
Transaction costs(2)	687	158	—
Share-based payment non-cash charges, net of forfeitures	7,590	7,295	716
Adjusted EBITDA	99,157	41,931	20,070

Revenues	244,120	104,143	55,289
Adjusted EBITDA	99,157	41,931	20,070
Adjusted EBITDA Margin	40.6%	40.3%	36.3%
Profit Margin	31.9%	27.1%	28.2%

(1)	Corresponds to expenses assumed by dLocal in relation to a secondary offering of its shares.

(2)	Corresponds to costs related to the acquisition of PrimeiroPay explained in Note 20: Intangible Assets and costs related to the potential acquisition of business (whether the acquisition is completed or not).

Exhibit D

Consolidated Financial Statements
5. Segment Reporting

Revenue breakdown by region

The Group’s revenues arise from operations in more than twenty countries, where the merchant customers are based.

The table below shows the revenue breakdown based on the region where the payments from/to customers are processed in countries for which Revenue represented at least 10% of Total Revenues during the preceding four quarters:

	2021	YoY%	2020	YoY%	2019
LatAm(1)	223,602	140.1%	93,124	82.2%	51,103
Brazil
Argentina
Chile
Mexico
Other countries
Asia and Africa	20,518	86.2%	11,019	163.2%	4,186
Revenues(2)	244,120	134.4%	104,143	88.4%	55,289

(1)	In 2019 LatAm revenues contain the warrant negative effect of USD 4,333 as more fully explained in Note 2.11.4. Warrant agreement.

(2)	During the years ended December 31, 2021, 2020 and 2019, the Group had no revenues from customers attributed to the entity’s country of domicile.

Non-current assets

At December 31, 2021 and 2020 the Group does not have non-current assets located in the entity´s country of domicile. Material non-current assets in other countries are described in Note 20 to these consolidated financial statements.